Exhibit 8.1
Significant Subsidiaries

Subsidiaries of Millicom International Cellular S.A.	Jurisdiction of Incorporation or Organization
Latin America:
Telemovil El Salvador, S.A. de C.V.	El Salvador
Millicom Cable Costa Rica S.A.	Costa Rica
Telefónica Celular de Bolivia S.A.	Bolivia
Telefónica Celular del Paraguay S.A.	Paraguay
Cable Onda S.A.	Panama
Telefónica Moviles Panama S.A.	Panama
Telefónica Cellular de Nicaragua S.A.	Nicaragua
Colombia Móvil S.A. E.S.P.	Colombia
UNE EPM Telecomunicaciones S.A.	Colombia
Edatel S.A. E.S.P	Colombia
Africa:
MIC Tanzania Public Limited Company	Tanzania
Zanzibar Telecom Limited	Tanzania
Unallocated:
Millicom International Operations S.A	Luxembourg
Millicom International Operations B.V	Netherlands
Millicom LIH S.A.	Luxembourg
MIC Latin America B.V	Netherlands
Millicom Africa B.V	Netherlands
Millicom Holding B.V	Netherlands
Millicom International Services LLC	USA
Millicom Services UK Ltd	UK
Millicom Spain S.L.	Spain

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